Exhibit 99.1

Press Release	Press Release	Press Release
Sify receives NASDAQ Deficiency Letter relating to late filing of
Form 20-F for Fiscal Year ended March 31, 2010
Chennai, Thursday, October 21, 2010. Sify Technologies Limited (NASDAQ — SIFY) announced today that on October 18, 2010, it received a letter from the NASDAQ Stock Market indicating that Sify was not in compliance with the continued listing requirements under NASDAQ Listing Rule 5250(c)(1), due to Sify’s failure to file on time, its Annual Report on Form 20-F for the fiscal year ended March 31, 2010 with the Securities and Exchange Commission. The notification letter from NASDAQ has no immediate effect on the listing or trading of Sify’s American Depositary Shares on the NASDAQ Global Market.
As previously reported on October 15, 2010, Sify was unable to file audited financial statements for the fiscal year ended March 31, 2010 at this time due to incomplete audit results from a minority-owned venture.
Pursuant to the NASDAQ listing standards, Sify has 60 calendar days, or until December 17, 2010, to submit a plan to NASDAQ to regain compliance with the NASDAQ Listing Rules, and if NASDAQ accepts Sify’s plan of compliance, NASDAQ may grant an extension of up to 180 calendar days from the due date of the Annual Report on Form 20-F, or until April 18, 2011, to regain compliance with the continued listing rules. If NASDAQ determines that Sify’s plan is not sufficient to regain compliance, NASDAQ will send written notice that Sify’s American Depositary Shares will be subject to delisting. At that time, Sify may appeal the delisting determination to a NASDAQ Hearings Panel.
About Sify Technologies
Sify is among the largest Managed Enterprise and Consumer Internet Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 600 cities and towns in India.

A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. Sify is a recognized ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000 - 1:2005 certified for Internet Data Center operations. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services. The company is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. A host of blue chip customers use Sify’s corporate service offerings.
Sify also caters to global markets in the specialized domains of eLearning Services and Remote Infrastructure Management Services. The eLearning Services designs, develops and delivers state-of-the-art digital learning solutions for non-profit, for-profit organizations and governmental organizations in the fields of Information technology, engineering, environment, healthcare, education and finance. The Remote Infrastructure Management Services provides dependable and economical solutions around managed services, hosting and monitoring.
Consumer services include broadband home access and the ePort cyber café chain across more than 200 cities and towns in India. Sify.com, the popular consumer portal, has channels on news, entertainment, finance, sports, games and shopping. Samachar.com is the popular portal aimed at non-resident Indians around the globe. The site’s content is available in 8 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil, Punjabi and Gujarati in addition to English.
For more information about Sify, visit www.sifycorp.com.

Forward Looking Statements
Sify: This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s report on Form 6-K for the quarter ended September 30, 2009, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information, please contact:

Sify Technologies Limited	Grayling Investor Relations
Mr. Pijush Das	Ms. Trúc Nguyen; extn. 418
Investor Relations; extn. 2703	truc.nguyen@grayling.com
pijush.das@sifycorp.com	Mr. Christopher Chu; extn. 426
Mr. Praveen Krishna	christopher.chu@grayling.com
Corporate Communications; extn.2055	+1-646-284-9400
praveen.krishna@sifycorp.com
+91 44 22540770 / 22540777